PARADIGM VALUE FUND (PVFAX)

Fund Facts

<u>Objective:</u>
The Fund seeks long term capital appreciation.

<u>Strategy:</u>
The Fund Adviser primarily invests its assets in common stocks of small U.S. companies whose market capitalizations fall within the range of $1.5 billion or less.

<u>Investor Profile:</u>
The Fund may be suitable for investors seeking: 1) long-term growth of capital, 2) exposure to undervalued stock.

<u>Portfolio Management:</u>
John Walthausen, Senior Vice President of Paradigm Capital Management, Inc., has served as portfolio manager of the fund, since inception.

Fund Statistics

(as of December 31, 2004)

Inception Date:	January 1, 2003
Ticker:	PVFAX
Cusip:	69901E104
Management Fees:	2.00%
12b-1 Distribution Fees:	None
Sales Load:	None
Redemption Fees:	None
Minimum Investment:	Regular Account: $5,000 IRA Account: $1,000
Minimum Subsequent Investment:	$100
Total # of holdings	63
Net Assets ($millions)	$14.53
NAV	$37.51

Sector Allocation

(Portfolio Holdings as of December 31, 2004)



Auto & Transportation 6%
Utilities 5%
Technology 8%
Producer Durables 17%
Other Energy 5%
Other 4%
Materials & Processing 11%
Intergrated Oils 1%
Healthcare 4%
Financial Svcs 18%
Consumer Staples 3%
Consumer Discr. 18%

Sector allocations are based upon the Russell sector scheme

Allocation is subject to change and may not be representative of current or future holdings

Top 10 Holdings

(as of December 31, 2004)

Interpool, Inc.	6.6%
United Industrial Corporation	4.0%
Napco Security Systems	3.1%
National Western Life Inc. Company	3.0%
Pre-Paid Legal Services, Inc.	2.8%
Efunds Corporation	2.8%
21st Century Insurance Group	2.7%
K-Tron International Inc.	2.6%
Flowers Foods, Inc.	2.5%
Columbus McKinnon, Inc.	2.3%
% of Net Assets	32.4%

Allocation is subject to change and may not be representative of current or future holdings

Performance Return Summary

(A) **Average Annual Returns and Performance for the Periods ended December 31, 2004.**

	4Q04 (B)	*1 year*	*Since Inception (1/1/03)*
Paradigm Value Fund	15.12%	32.09%	45.71%
S&P 600 Index (C)	13.00%	22.66%	30.42%
Russell 2000 Value Index (D)	13.20%	22.25%	33.61%

(A) Average annual return includes change in share prices and in each case includes reinvestment of any dividends and capital gain distributions.

(B) Non-annualized return for the 4th quarter of 2004.

(C) The S&P 600 index is a small capitalization benchmark index made up of 600 domestic stocks chosen for market size, liquidity and industry group representation whose composition is different from the Fund.

(D) The Russell 2000 Value Index is an unmanaged index of small-capitalization stocks with lower price-to-book ratios and lower forecasted growth values than the total population of small-capitalization stocks whose composition is different from the Fund.

Past Performance Does Not Guarantee Future Results. Investment Return And Principal Value Will Fluctuate So That Shares, When Redeemed, May Be Worth More Or Less Than Their Original Cost. Returns Do Not Reflect The Deduction Of Taxes That A Shareholder Would Pay On Fund Distributions Or The Redemption Of Fund Shares.

As is the case with most investments, you may lose money by investing in the Fund. The Fund invests in companies that appear to be "undervalued" in the marketplace (i.e., trading at prices below the company's true worth). If the Fund's perceptions of value are wrong, the securities purchased may not perform as expected, reducing the fund's return. The fund invests in smaller companies (less than $1.5 billion market capitalization). Smaller companies can be riskier investments than larger companies.

Not FDIC-Insured. May Lose Value. No Bank Guarantee.
This report must be preceded or accompanied by a prospectus containing more detail including information on risks, fees, sales charges and expenses.
Please contact Paradigm Capital Management, Inc. at 1-800-239-0732. Please read it carefully before you invest or send money. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.
Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing.